Exhibit 99.1

TSX: AUQ / NYSE: AUQ PRESS RELEASE

AuRico Gold Announces Preliminary Second Quarter Operational Results

Toronto: July 16, 2013: AuRico Gold Inc. (TSX: AUQ) (NYSE: AUQ), (“AuRico” or the “Company”) today announces preliminary second quarter operational results. All amounts are in U.S. dollars unless otherwise indicated.

Production and cash costs in the second quarter were in-line with plan at both operations. Productivities at the Young-Davidson mine continue to meet or exceed targeted levels with the shaft crushing and hoisting system on track to be commissioned during September. Once commissioned, the shaft and hoisting system will drive enhanced underground productivities and unit cost efficiencies over the remainder of the year.

Preliminary 2013 Second Quarter Operational Results

	Three-months ended	Six-months ended	2013 Guidance
Young-Davidson	June 30, 2013	June 30, 2013
Gold Ounces Produced[3]	29,252	57,533	120,000-140,000
Total Cash Costs per ounce[1,2]	$716	$705	$575-$675
El Chanate
Gold Ounces Produced	18,751	36,640	70,000-80,000
Total Cash Costs per ounce[2]	$601	$584	$550-$600
Consolidated Results
Gold Ounces Produced[3]	48,003	94,173	190,000-220,000
Total Cash Costs per ounce[2]	$655	$645	$565-$645

1.

Prior to commissioning the underground mine, cash costs are calculated on ounces produced from the open pit only. All underground costs are capitalized, and any revenue related to underground ounces sold is credited against capital.

2.

Cash costs, prior to long-term, low-grade stockpile and heap leach inventory adjustments (see Net Realizable Value Adjustment disclosure provided below), are estimates only and are subject to change. See the Non-GAAP Measures section on page 15 of the Management’s Discussion and Analysis for the three months ended March 31, 2013.

3.	Includes pre-production gold ounces from the Young-Davidson underground mine.

Recent Highlights

  On June 11, 2013, AuRico’s Board of Directors approved the introduction of a dividend reinvestment plan that will provide shareholders with a cost-effective way to acquire additional common shares by reinvesting cash dividends. Eligible shareholders may elect to participate in the dividend reinvestment plan commencing with the July 2013 dividend. Participation in the dividend reinvestment plan is optional. Further information on the Company’s dividend reinvestment plan is available through the following link: www.auricogold.com/DRIP.

  On June 27, 2013, the Company announced the appointment of Mr. Alan Edwards as non-executive Chairman of the Board effective July 1, 2013. Mr. Edwards was appointed as an independent director on May 13, 2010 and has served as Chair of the Sustainability Committee.

  On July 3, 2013, the Board of Directors declared the Company’s quarterly dividend payment of $0.04 per share for the second quarter ended June 30, 2013, payable on July 29, 2013 to shareholders of record at the close of business on July 15, 2013.

TSX: AUQ / NYSE: AUQ

Net Realizable Value Adjustment and Impairment Charges

Due to the lower metal price environment currently being experienced, the Company is currently conducting net realizable value testing on its historical heap leach and long-term, low-grade stockpile inventories. These tests may result in the need to recognize a net realizable value adjustment on these inventories at June 30th. In addition, as a result of the recent and continued significant decline in the gold price, the Company is evaluating whether its long-term gold price assumptions should be revised. As indicated in the Company’s Q1 report, this may result in the requirement to perform an impairment test as of the end of the quarter, specifically on the El Chanate mine. The impairment charge, if any, would first be allocated to the $106.5 million goodwill associated with El Chanate.

The Company will complete a final assessment by its second quarter 2013 results release.

Young-Davidson Update

  The Company is currently mining from the fifth and sixth stopes in the underground mine and productivities continue to ramp-up above targeted levels and averaged 1,611 tpd during the quarter.

  Open pit mine productivities remain at targeted levels and averaged 34,033 tpd during the quarter.

  The mill facility continued to operate above nameplate capacity and averaged approximately 7,017 tpd during the quarter.

  The mid-shaft crushing and hoisting system is progressing on schedule and remains on target to commission during September. The shaft hoisting system is the key catalyst for driving significant increases in underground productivities and further cost efficiencies.

El Chanate Update

  The El Chanate open pit mine continued to operate at targeted levels and averaged 98,928 tpd.

  Crushing and stacking rates remained at targeted levels and averaged 19,010 tpd.

  During the latter part of the quarter, a follow-up drilling program was launched that targets three new areas of mineralization all located along trend of the open pit. Drilling is currently focused on the Rono area, which is located 600 metres northwest of the open pit, with encouraging results being reported to date.

“Both operations reported another quarter of solid production results that are in-line with targeted levels. Construction of the Young-Davidson shaft and hoisting system is in the final stages and once commissioned will drive enhanced underground productivities and unit cost efficiencies,” stated Scott Perry, President and Chief Executive Officer. He continued, “The Company is well positioned to deliver quarter over quarter productivity improvements over the balance of the year and we remain on target to meet production and cash costs guidance for the year.”

About AuRico Gold

AuRico Gold is a leading Canadian gold producer with mines and projects in North America that have solid production growth and exploration potential. The Company is focused on its core operations including the Young-Davidson gold mine in northern Ontario and the El Chanate mine in Sonora State, Mexico. AuRico’s project pipeline also includes advanced development opportunities in Canada and Mexico. AuRico’s head office is located in Toronto, Ontario, Canada.

TSX: AUQ / NYSE: AUQ

For further information please visit the AuRico Gold website at www.auricogold.com or contact:

Scott Perry	Anne Day
President and Chief Executive Officer	Vice President, Investor Relations and Communications
AuRico Gold Inc.	AuRico Gold Inc.
1-647-260-8880	1-647-260-8880

Cautionary Statement

Certain information included in this press release constitutes forward-looking statements, including any information as to our projects, plans and future financial and operating performance, and the implementation and continued availability of the dividend reinvestment plan. All statements, other than statements of historical fact, are forward-looking statements. The words “expect”, “believe”, “anticipate”, “will”, “intend”, “estimate”, “forecast”, “budget”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: changes to current estimates of mineral reserves and resources; fluctuations in the price of gold; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso and U.S. dollar); the impact of inflation; changes in our credit rating; any decision to declare a quarterly dividend; employee relations; litigation; disruptions affecting operations; availability of and increased costs associated with mining inputs and labor; development delays at the Young-Davidson mine; operating or technical difficulties in connection with mining or development activities; inherent risks associated with mining and mineral processing; the risk that the Young-Davidson and El Chanate mines may not perform as planned; uncertainty with the Company’s ability to secure capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; contests over title to properties; changes in national and local government legislation in Canada, Mexico and other jurisdictions in which the Company does or may carry on business in the future; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company. Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

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